FINANCIAL STATEMENTS

WESTERN EQUITY GROUP, INC.

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66403

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Equity Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7000 Six Forks Road, Ste 102
(No. and Street)

Raleigh	NC	27615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sheryl Altfillisch 615-746-8810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17th Avenue So	Nashville	TN	37212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Cassandra T. Woodward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Equity Group, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

See attached for Notary

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________ N/A ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Kern

Subscribed and sworn to (or affirmed) before me on this 1 day of March, 2021,
Date *Month* *Year*
by
(1) Cassandra T. Woodward
(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

S. L. STAFFORD
Notary Public - California
Kern County
Commission # 2183763
My Comm. Expires Mar 17, 2021

Signature ______________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or affirmation Document Date: Dec 31 2020

Number of Pages: 2 Signer(s) Other Than Named Above: none

TABLE OF CONTENTS

THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Western Equity Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Western Equity Group, Inc. as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and Schedules I, II, and III (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Western Equity Group, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Western Equity Group, Inc.'s management. Our responsibility is to express an opinion on Western Equity Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Western Equity Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Western Equity Group, Inc.'s financial statements. The supplemental information is the responsibility of Western Equity Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Western Equity Group, Inc's auditor since 2014.

The Baker Group, CPAs, P.C.

Nashville Tennessee
March 1, 2021

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-296-4600
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WESTERN EQUITY GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 82,865
Receivable from brokers and dealers	137,701
Prepaid Expenses	3,934
	$224,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	113,946
Account not qualified for net capital purposes	170
Stockholders' equity	110,384
	$224,500

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues	
Commissions and fees	$1,144,476
Revenue from sale of investment co shares	535,028
Other income	3,485
Total Income	1,682,989
Expenses	
Commission expense	1,228,691
Regulatory fees	41,692
Advertising expenses	798
Auto expenses	218
Service charges	598
Dues and subscriptions	1,025
Computer and Internet Expenses	2,724
Insurance	17,321
Licenses and permits	1,657
Telephone	5,224
Payroll expenses	48,000
Repairs	453
Office expenses	10,046
Occupancy	0
Taxes payroll	2,610
Taxes other	4,904
Professional fees	43,759
Utilities	4,987
Total expenses	1,414,707
Net income (Loss) for the year	$ 268,282

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	1,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings	Total
Balances, December 31, 2019	$10,000	$115,000	$ 32,267	$ 157,267
Distributions			(315,135)	(315,135)
Other			(30)	(30)
Net Income (Loss) for the year			268,282	268,282
Balances, December 31, 2020	$10,000	$115,000	$ (14,616)	$ 110,384

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities	
Net income (loss)	$268,282
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	0
(Increase) Decrease in:	
Receivable from brokers and dealers	(82,387)
Prepaid Expenses	5,690
Increase (Decrease) in:	
Accounts Payable	69,152
Net cash provided by operating activities	260,737
Cash Flows from Investing Activities	0
Net cash used by investing activities	0
Cash Flows from Financing Activities	
Other	(30)
Distributions to Stockholders'	(315,135)
Net cash used by financing activities	(315,165)
Net increase (decrease) in cash	(54,428)
Cash at beginning of period	137,293
Cash at end of period	$ 82,865
Supplemental Disclosures	
Interest Expense Paid	$ -
Taxes paid	$ 4,904

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations
Western Equity Group, Inc. (the Company) is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation formed on January 22, 2004, with offices located in Tennessee.

Reporting Period
The Company's year ends on December 31st.

Retirement Plan
The Company contributes to a SEP IRA Retirement Plan for its employees under the Internal Revenue Code. Company contributions to the SEP IRA were $0 for the current period.

Income Taxes
Federal income taxes are not payable by the S Corporation, or provided for in this financial statement. The S Corporation shareholders are taxed individually on their share of the S Corporation's earnings. State income taxes are insufficient to the Company's financial statement.

Uncertain Tax Positions
Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Revenue from contracts with customers

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount of timing of and cash flows from customer contracts.

Commissions
Brokerage Commissions. The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue from contract with customers by major source

Commissions	
Brokerage Commissions	$ 1,679,504
Total revenue from contracts with customers	$ 1,679,504

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2020, the Company's net capital of $106,421 was $98,825 in excess of the minimum requirement of $7,596.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the year the Company's offices were located in the Stockholders' home. No rental expense was recorded in these financial statements for the use of the office space, but the company paid a portion of the utilities for the Stockholder's home. The total paid in 2020 was $4,987.

The Company paid $300,000 in commissions to a stockholder during 2020.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 6 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $798 for the period ended December 31, 2020.

NOTE 7 – CONTINGENT LIABILITIES

At March 1, 2021, there were no asserted ligations, claims or assessments against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from any unasserted claims will not materially affect the financial position of the Company.

NOTE 8 – RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States. On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. If COVID-19 continues to spread in the United States, we expect to experience possible disruptions that could adversely impact our business. It is unknown how long these disruptions could continue, were they to occur. Additionally, COVID-19's spread, which has had a broad global impact, including restrictions on travel and quarantine policies put into place by businesses and governments, may materially affect us economically by causing disruptions to the world markets. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 9 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through March 1, 2021 the date on which the financial statements were available to be issued

NOTE 10 – SALE OF STOCK

On December 1, 2020, the stock of the Company was sold to an unrelated third party.

WESTERN EQUITY GROUP, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC

DECEMBER 31, 2020

Total members' equity from Statement of Financial Condition	$ 110,384
Deduct ownership equity not allowable	30
Total members' equity qualified for net capital	110,354
Deductions and/or charges	
A. Non-allowable assets	
Prepaid Expenses	
Total non-allowable assets	3,934
D. Other deductions and/or charges	-
Total deductions and/or charges	3,934
Net capital before haircuts	106,420
Haircuts on securities	
Other Securities	-
Total haircuts on securities	-
NET CAPITAL	$ 106,420

WESTERN EQUITY GROUP, INC.

SCHEDULE II

Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1

	Amended Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$ 110,384	$ (0)	$ 110,384
2. Ownership equity not allowable	30		30
3. Total	110,354	(0)	110,354
5. Total capital	110,354	(0)	110,354
6. A. Non-allowable assets	3,934	(0)	3,934
D. Other deductions and/or charges	-	(0)	-
Total deductions	3,934	(0)	3,934
8. Net capital before haircuts	106,420	(0)	106,420
9. Haircuts on securities: Total haircuts	-	(0)	-
10. Net capital	$ 106,420	$ (0)	$ 106,420

WESTERN EQUITY GROUP, INC.

SCHEDULE III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2020

Minimum net capital required	$ 7,596
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirements	$ 7,596
Excess net capital	$ 98,823

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Aggregate Indebtedness	$113,948

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$ 113,948	
Net capital	$ 106,420	107.074%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2020

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Western Equity Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Western Equity Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Western Equity Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) and (k)(2)(ii) (the "exemption provisions") and (2) Western Equity Group, Inc. stated that Western Equity Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Western Equity Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Equity Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
March 1, 2021

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-296-4600

WESTERN EQUITY GROUP, INC.
EXEMPTION REPORT

Western Equity Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1) and (k)(2)(ii)

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) and (k)(2)(ii) throughout the most recent year without exception.

Western Equity Group, Inc.

I, Cassandra T. Woodward swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:__________________________________
Financial Principal

February 26, 2021

THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholder of
Western Equity Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Western Equity Group, Inc. and the SIPC, solely to assist you and SPIC in evaluation Western Equity Group, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Western Equity Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-296-4600
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Western Equity Group Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Western Equity Group, Inc.'s and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
March 1, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66403 FINRA DEC

Western Equity Group, Inc.
7000 Six Forks Road, Suite 102
Raleigh, NC 27615

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dianne Altfillisch (800) 767-3838

2. A. General Assessment (item 2e from page 2)	$119
B. Less payment made with SIPC-6 filed (exclude interest) July 29, 2020 - Ck #9016 Date Paid	(46)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$73

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $73

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Western Equity Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of Jan, 20 21.

CFO/Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,682,989
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,603,771
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,603,771
2d. SIPC Net Operating Revenues	$79,218
2e. General Assessment @ .0015	$119

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